December 15, 2006

John S. Kovach
Chairman and Chief Executive Officer
SRKP 7, Inc.
248 Route 25A, No. 2
East Setauket, NY 11733

> **Re: SRKP 7, Inc.**
> **Amendment No. 1 to Form SB-2**
> **Filed December 1, 2006**
> **File No. 333-137208**

Dear Mr. Kovach:

    We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

    We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment No. 1 to Form SB-2

Prospectus Cover

1.   We note your response to comment 1 in our letter to you dated October 4, 2006. Your revised disclosure does not disclose the price at which your selling shareholders will sell their securities. Therefore, we reissue the first sentence of comment 1.

The Offering, page 2

2.   Please ensure that the information disclosed here matches the number of securities included in the fee table and the numbers in your table of selling stockholders.

Risk Factors, page 5

If our products were derived from tissue or other samples from a patient…, page 13

3.   We note your response to comment 9. However, that comment sought disclosure in your prospectus. Please revise your document to disclose when the negotiations began and update any changes in the status of the negotiations. If the negotiations are completed, please file the resulting agreement as an exhibit and disclose in an appropriate section of your document the material terms, including duration and termination provisions.

Management's Discussion and Analysis, page 24

Results of Operations, page 26

4.   Please refer to prior comment 16. We note your expanded disclosure included under "Going Concern" on page 27 about the additional funding of approximately $2.3 million to establish a wet laboratory. However, to adequately address all of the requirements in Item 303(a) of Regulation S-B, add a separate section to describe in detail your plan of operations for the next twelve months.

Research and Development Costs, page 26

5.   We note in the first sentence of the second paragraph of this section that you state the current amount due pursuant to the CRADA "was recorded as a liability". Based on your response to prior comment 49 and revisions made on the balance sheet as of September 30, 2006, please tell us where the referenced liability is presented in your September 30, 2006 balance sheet or revise the filing as necessary based on our concern.

Intellectual Property, page 29

6.   Please file and disclose the material terms of the December 2006 agreement mentioned in your response to prior comment 19.

7.   Please name the patent counsel mentioned in the fourth paragraph. Also, file counsel's consent as an exhibit that expressly states that counsel consents to your summarization of its opinion in the registration statement.

Government Regulation, page 34

8.   We note your response to prior comment 24. Please disclose the nature of the
        FDA regulation to which you will be subject when you "begin to pursue clinical
        trials."

Management, page 35

9.   We note your response to prior comment 28 and the description of Dr. Palmedo's
        work for the Government of Sudan in 1980. However, you did not address
        whether you have other past, current or anticipated contacts with Sudan, through
        subsidiaries, affiliates or other direct or indirect arrangements. If you have no
        past, current or anticipated contacts with Sudan in addition to Dr. Palmedo's
        contacts described in your December 1, 2006 letter, please state so.

Scientific Advisory Committee, page 37

10.   We note your revised disclosure in response to comment 31. It is not clear why
        you have identified the committee in the management section of your prospectus
        given your response that the committee does not serve any management function.
        Please move this disclosure to an appropriate section of your prospectus.

Security Ownership, page 39

11.   Please provide the disclosure requested in the last sentence of prior comment 32.

General, page 40

12.   Please tell us why your disclosure in response to prior comment 39 does not
        address the warrants mentioned in the fourth paragraph on page 40.

Selling Stockholders, page 41

13.   We note your response to comment 40. However, it does not appear that the
        selling stockholder table has been revised to address the comment. We reissue
        comment 40.

Financial Statements, page F-1

14.   Please expand your response to prior comment 44 to cite with specificity the authority that permits you to incorporate a Form 8-K into a Form SB-2.

Note 6. Commitments and Contingencies, page F-21

15.   Please refer to prior comment 49. We note the revisions made on the balance sheet as of September 30, 2006 and see you now present an asset labelled "advances on research and development contract services, net" of $100,000. We further note that through the end of this period you have made aggregate payments of $200,000 and recorded research and development expenses of $100,100 in connection with the CRADA agreement. It is still not clear to us why the $100,000 "advance" satisfies the definition of an asset as described in paragraph 25 of CON6. Please tell us and revise the notes to the financial statements to specifically indicate why you believe it is appropriate to record the referenced amount as an asset.   Alternatively, revise the filing as necessary to expense the amount in question. Your response should address whether you have the right to receive a refund or return of amounts paid (and presented as an asset) under the agreement – in this regard Article 10.3 of the agreement appears to indicate no such right exists.   Note the guidance at SFAS 2 and the concepts outlined in FIN 4. Finally, we note you included a copy of the agreement in Exhibit 10.1. Please revise the filing to attach Appendix B, which includes the payment schedule as indicated in Article 5.3 of the CRADA, to this exhibit.

Recent Sales of Unregistered Securities, page II-2

16.   With a view toward disclosure, please tell us the date and amount of the reverse split mentioned in the first sentence. Also tell us when shareholders approved the split.

17.   Please provide us a table that clearly reconciles the information in this section with the number of your outstanding shares.

Undertakings, page II-4

18.   We note your revised disclosure and response to comment 52. It does not appear that you have provided the 512(a)(4) undertakings. Please provide the undertakings required by Item 512(a)(4) of Regulation S-B.

Exhibits

19.   We note your response to prior comment 53. Please file complete exhibits with
        all attachments.

Signatures

20.   We reissue prior comment 55 in part. Please clarify below the second paragraph
        required on the Signatures page who is signing the document in the capacity of
        controller or principal accounting officer.

21.   Please clarify whether a majority of your board of directors signed the document.

Form 10-QSB filed November 14, 2006

Item 3. Controls and Procedures, page 19

22.   We note that your disclosure under the caption "Changes in Internal Controls"
        refers only to internal controls. In future filings, if you are referring to the
        information in Item 308(c) of Regulation S-B, please revise to state clearly that
        you are referring to internal controls over financial reporting.

        As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Act of 1933 and that they have provided all information investors require
for an informed investment decision. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

        We will consider a written request for acceleration of the effective date of the
registration statement as confirmation of the fact that those requesting acceleration are
aware of their respective responsibilities under the Securities Act of 1933 and the
Securities Exchange Act of 1934 as they relate to the proposed public offering of the

securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact David Burton at (202) 551-3626 or Jay Webb at (202) 551-3603 if you have questions regarding comments on the financial statements and related matters. Please contact Eduardo Aleman at (202) 551-3646 or me at (202) 551-3617 with any other questions.

Sincerely,

Russell Mancuso
Branch Chief

cc(via facsimile): David Ficksman – Troy & Gould, P.C.